Via Facsimile and U.S. Mail
Mail Stop 6010

February 7, 2006

Mr. Alton Charles Morgan
President and Chief Executive Officer
InNexus Biotechnology Inc.
410-325 Howe Street
Vancouver, British Columbia, Canada V6C 1Z7

Re: **InNexus Biotechnology Inc.**
        Form 20-F for the Fiscal Year Ended June 30, 2005
        Filed January 3, 2006
        File No. 000-50656

Dear Mr. Morgan:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information,
we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F – June 30, 2005

Item 3. Key Information

A. Selected Financial Data

1.   For the year ended June 30, 2005, the line items "Net Loss from Operations – US
        GAAP" and "Net Loss for the Period – Canadian GAAP" do not appear to agree

to the amounts reflected in your financial statements. Please explain to us why this is.

Item 17. Financial Statements

Report Of Independent Registered Public Accounting Firm

2.   Please confirm to us that you will include an electronic signature from your accountant in future filings. Please provide us the name of the accounting firm that signed the report and confirm that the firm provided you a manually signed copy for your records that is the same as the report included in your filing. See Rule 3-02 of Regulation S-T, which discusses signatures in electronic submissions and requires that you retain the manually signed documents for a period of five years.

Financial Statements

Notes to Consolidated Financial Statements

14. United States generally accepted accounting principles

(c) Accounting for investments in debt and equity securities

3.   Please explain to us what happened to the significant unrealized gains of $1.7 million that you had at June 30, 2004. It appears that the trading price of these shares actually increased from the trading price at June 30, 2004. Please explain why the amount received of $250,000, which appears to be significantly less than the trading price of those shares did not result in a loss.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant